CIM COMMERCIAL TRUST CORPORATION Issuer Credit Rating Maalot S&P Global IL: AA-1 Preferred Shares Credit Rating Maalot S&P Global IL: A-1 Following the Offering, CMCT, Currently Listed On NASDAQ, Will Also Be Listed on TASE CLASSIFIED INVESTORS TENDER OFFER The date for the early bidding tender process for classified investors will be 14 November, 2017. 1 The rating reflects only the view of the agency providing the rating as of October 26, 2017 and is subject to revision or withdrawal at any time. 67025 ביבא לת 132 ןיגב םחנמ ךרד ,36 המוק ,(עבורמה לדגמה) 5 ילאירזע זכרמ ,מ"עב םימתח סרנטרפ ימואל 5141275-03 :סקפ 5141290-03 www.leumipartners.com PUBLIC OFFERING OF SERIES L PREFERRED STOCK

IMPORTANT DISCLOSURES

Free Writing Prospectus

CIM Commercial Trust Corporation (the “Company” or “CMCT”) has filed a registration statement (including a prospectus) on Form S-11 (No. 333-218019) with the U.S. Securities and Exchange Commission (the “SEC”) and with the Israel Securities Authority (the “ISA”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC and the ISA for more complete information about the Company and the offerings. You may get these documents for free by visiting the Company’s website at http://investors.cimcommercial.com/index.cfm. Alternatively, Leumi Partners Underwriting Ltd will arrange for a prospectus to be sent to you if you request it by calling 972-3-5141290 or toll-free at 1-833-300-3008.

You may also access the prospectus for free on the SEC website at www.sec.gov at  https://www.sec.gov/Archives/edgar/data/908311/000104746917006540/a2233623zs-11a.htm and on the Magna website at www.magna.isa.gov.il under the Company’s name.

Forward-Looking Statements

The information set forth herein contains “forward-looking statements.” You can identify these statements by the fact that they do not relate strictly to historical or current facts or they discuss the business and affairs of the Company on a prospective basis. Further, statements that include words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue,” “pursue,” or “should” or the negative or other words or expressions of similar meaning, may identify forward-looking statements.

CMCT bases these forward-looking statements on particular assumptions that it has made in light of its experience as well as its perception of expected future developments and other factors that it believes are appropriate under the circumstances. These forward-looking statements are necessarily estimates reflecting the judgment of CMCT and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including those set forth in CMCT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

As you read and consider the information herein, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date hereof. These forward-looking statements involve risks, uncertainties and assumptions. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained herein will in fact transpire. New factors emerge from time to time, and it is not possible for CMCT to predict all of them. Nor can CMCT assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. CMCT undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

C I M G R O U P Established in 1994 as a partner for investors seeking urban infrastructure and real estate investments in communities qualified by CIM CIM Group has $18.1 billion of assets under management and $11.3 billion of equity under management1 Integrated, full-service investment manager with multi-disciplinary expertise and in-house research, acquisition, investment, development, finance, leasing and management capabilities Since inception, CIM Group has owned or currently has under development:1 – – – – 16.6 million square feet of office space 6.8 million square feet of retail space 21,000 residential units 8,600 hotel rooms   640+ employees (15 principals including all of its founders; 360+ professionals)2 Headquartered in Los Angeles, with offices in the San Francisco Bay Area, New York, NY, Washington, D.C. Metro Area and Dallas, TX CMCT’s manager, an affiliate of CIM Group, has a 20+ year proven track record of investing in both stabilized and opportunistic real estate assets in funds with low leverage C I M C O M M E R C I A L T R U S T ( C M C T )  A public real estate investment trust (REIT) listed on NASDAQ since 2014 Assets fair value: $1.6B3,4, estimated net asset value: $1.3B5 Benefits from CIM Group’s large-scale platform – deal sourcing, capital markets and operational expertise Class A and creative office investments in gateway markets: – – High barrier-to-entry sub-markets where CIM Group anticipates outsized rent growth San Francisco Bay Area, Washington, D.C., Los Angeles and Austin, TX 19 properties with 3.3 million office rentable square feet3,4 and 503 hotel rooms Office occupancy: 93%6 Highly-rated and diversified tenant base – – Same-store embedded growth opportunity: – – Increasing below-market leases to market and regular base rent escalations Targeting same-store office NOI CAGR of 5-7% through 20217 Prudent and flexible capital structure: 1 2 3 As of June 30, 2017. See “Assets and Equity Under Management” under “Important Disclosures” on page 8. As of September 30, 2017. As of June 30, 2017. CIM Commercial owned the following properties at June 30, 2017; however, they were excluded from the abo ve presentation as they were sold or are under contract for sale as of October 24, 2017: 7083 Hollywood Boulevard, 370 L’Enfant Pro menade, 800 North Capitol Street, 4200 Scotland Street and 47 E 34th Street. Excludes the lending segment. Includes ancillary properties: two parking garages and two development sites, one of which is being used as a parking lot. 3601 South Congress A venue and Lindblade Media Center are each counted as one property but consist of 10 and 3 buildings, respectively. Estimated NAV as of June 30, 2017 is adjusted for the property sales described in footnote 3 and the $65.0M debt pay down made in August 2017. Estimated NAV includes the lending segment. See page 8 for calculation of estimated NAV. Please see “Important Disclosures” on page 8. 4 5 6 As of June 30, 2017. CIM Commercial owned the following properties at June 30, 2017; however, they were excluded from the above presentation as they were sold as of October 24, 2017: 7083 Hollywood Boulevard, 370 L’Enfant Promenade and 800 North Capitol Street. 7 Additional 1%-2% CAGR potential from development of already owned sites. Reflects cash and segment NOI. CIM Commercial owned the following properties at June 30, 2017; however, they were excluded from the above presentation as they were sold as of October 24, 2017: 7083 Hollywood Boulevard, 370 L’Enfant Promenade, 800 North Capitol Street. 3 67025 132 ,36,)( 5 5141275-03 :5141290-03 www.leumipartners.comError! No document variable supplied.

CMCT

- Overall leverage is ~37%[1]
- 100% of debt matures after 2021, 58% in 2026 and thereafter[1,2]
- 55% of debt is fixed rate; another 42% of debt is effectively fixed rate until May 2020 through interest rate swaps[1,2]
- Unsecured term loan maturing in 2022 bears interest at a spread of 160 bps over LIBOR (total rate of 3.16% as of October 24, 2017; LIBOR fixed via swaps at 1.56% until 2020)[3]
- Unutilized revolving credit facility[4]
- Unencumbered real estate asset pool fair value of $674M, approximately 43% of total fair value of investments in real estate[5]
- Target capital structure: 45% common equity, 25% preferred equity and 30% debt

CURRENT CAPITAL STRUCTURE[1]


Common Equity; 63%
Preferred Equity, <1%
Debt; 37%

TARGET CAPITAL STRUCTURE


Common Equity; 45%
Preferred Equity; 25%
Debt; 30%

1 As of June 30, 2017, utilizing the Estimated NAV. See "Net Asset Value" under "Important Disclosures" on page 8.

2 As of June 30, 2017. Excludes premiums, discounts, debt issuance costs and secured borrowings on government guaranteed loans. Excludes debt on 4200 Scotland street ($28.9M) and 7083 Hollywood Boulevard ($21.7M), which were held for sale at June 30, 2017. Debt is also adjusted for $65.0M of unsecured debt pay down made in August 2017.

3 The term loan facility bears interest at LIBOR plus 1.60% to 2.25%, depending on the maximum consolidated leverage ratio as calculated under the terms of the term loan facility.

4 Outstanding advances under the revolving credit facility will bear interest at (i) the base rate plus 0.20% to 1.00% or (ii) LIBOR plus 1.20% to 2.00%, depending on the maximum consolidated leverage ratio as calculated under the terms of the revolving credit facility.

5 As of June 30, 2017. CIM Commercial owned the following properties at June 30, 2017; however, they were excluded from the above presentation as they were sold or are under contract for sale as of October 24, 2017: 7083 Hollywood Boulevard, 370 L'Enfant Promenade, 800 North Capitol Street, 4200 Scotland Street and 47 E 34th Street. Excludes the lending segment.

4 לאומי פרטנרס חתמים בע"מ, מרכז עזריאלי 5 (המגדל המרובע), קומה 36, דרך מנחם בגין 132 תל אביב 67025
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CMCT

SERIES L PREFERRED STOCK – THE OFFERING

ISSUER	CIM Commercial Trust Corporation
SERIES L PAR VALUE	$0.001 per share
SERIES L STATED VALUE	100 ILS per share, which will be converted to USD at the Initial Exchange Rate[1]
SERIES L PREFERRED STOCK UNIT	Consists of 10 shares of Series L Preferred Stock
ANNUAL DIVIDEND RATE (CUMULATIVE)	5.50% (annual step-up of 1.00% up to a maximum rate of 8.50% if an annual dividend payment is missed, subject to return to 5.50% upon payment)[2]
SERIES L PREFERRED DISTRIBUTION PAYMENT DATES	January of each year, beginning in 2019
MINIMUM UNIT PRICE	ILS 987.50
EARLY COMMITMENT FEE	2.50%
EXCHANGE LISTING	We expect that our Series L Preferred Stock will be listed on NASDAQ and the TASE prior to the Date of Issuance. No assurance can be given that a trading market will develop.[3]

SERIES L PREFERRED STOCK – DIVIDENDS

- Annual dividend: 5.50%
  - Payments will begin in January 2019
- Any deferred dividends are cumulative
- If at any time distributions on the Series L Preferred Stock are in arrears for any reason:
  - CMCT will not be able to authorize a dividend/distribution to its common holders
  - CMCT will not be able to exercise its Series L redemption rights
  - CMCT and its affiliates will not be permitted to purchase Series L on any stock exchange
  - Any holder may redeem any of its shares of Series L for the Series L Stated Value[4]
  - Annual step up in dividend rate of 1.00%, up to a maximum of 8.50%, for the following year, subject to return to 5.50% upon payment.[2]

1 The Initial Exchange Rate will be the weighted average of the ILS/USD exchange rates of all the transactions through which the net proceeds from the offering that are not used to pay expenses denominated in ILS are converted to USD on the Date of Issuance.

2 If the Company fails to pay the Series L Preferred Distribution for a given year in full on the Series L Preferred Distribution Payment Date (or fails to declare such Series L Preferred Distribution), the annual rate of the Series L Preferred Distribution will increase by 1.00 percent (1.00%) effective beginning January 1 of the following year, up to a maximum dividend rate of 8.50 percent (8.50%) per annum. Such increased annual rate of the Series L Preferred Distribution will continue until the next year thereafter in which the Series L Preferred Distribution for all past dividend periods has been paid in full as of January 31 of such year, in which case the dividend rate will revert to 5.50 percent (5.50%) per annum effective as of January 1 of such year.

3 Applications for listing the Common Stock on the TASE and the Series L Preferred Stock on NASDAQ and the TASE are pending approval.

4 See "Series L Preferred Stock – Redemption Rights" on page 7 for certain restrictions with respect to the redemption right of holders. The portion of the redemption payment relating to the Series L Stated Value will be equal to the Series L Stated Value as converted from USD to ILS.

5
לאומי פרטנרס חתמים בע"מ, מרכז עזריאלי 5 (המגדל המרובע), קומה 36, דרך מנחם בגין 132 תל אביב 67025
www.leumipartners.com 5141290-03 פקס: 5141275-03
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S E R I E S L P R E F E R R E D S T O C K – S U B O R D I N A T I O N A N D S E N I O R I T Y  Series L Stated Value is senior to Common Stock – Unpaid and accrued distributions on the Series L Preferred Stock are junior to the Initial Dividend with respect to the payment of distributions including upon liquidation Series L Stated Value is on par with the Series A Preferred Stock upon liquidation  – Unpaid and accrued distributions on the Series L Preferred Stock are junior to the Series A Preferred Stock with respect to payment of distributions including upon liquidation  Series L ranks junior to CMCT’s debt obligations upon liquidation S E R I E S L P R E F E R R E D S T O C K – O T H E R F E A T U R E S   No voting rights No participation rights S E R I E S L P R E F E R R E D S T O C K – D U A L - L I S T E D O N A N D T H E T A S E 1 N A S D A Q   Common Stock will be dual-listed for trading on NASDAQ and the TASE Series L Preferred Stock will be dual-listed for trading on NASDAQ and the TASE 1 Applications for listing the Common Stock on the TASE and the Series L Preferred Stock on NASDAQ and the TASE are pending app roval. 6 32015 ביבא לת 261 ןיגב םחנמ ךרד ,63 המוק ,)עבורמה לדגמה( 5 ילאירזע זכרמ ,מ"עב םימתח סרנטרפ ימואל 5222125-06 :סקפ 5222110-06 www.leumipartners.com

CMCT

SERIES L PREFERRED STOCK – REDEMPTION RIGHTS

- Each holder and CMCT has the right to redeem shares of Series L Preferred Stock on a quarterly basis beginning 5 years following the closing day of the offering of the Series L
- Each holder may redeem shares of the Series L Preferred Stock prior to such 5-year period if CMCT missed payments of its annual dividend
- Payment upon redemption
  - 100% of the Series L Stated Value, as converted from USD to ILS
  - Plus any accrued dividends, and subject to exceptions in the event of redemption by the holder[1]
- Redemptions may be paid in cash, Common Stock or a combination of both at the sole discretion of CMCT
- Redemption price in shares of Common Stock:
  - Holder will receive a number of shares of Common Stock equal to the redemption price, based on the value that is the lower of (i) the 20-day volume-weighted-average Common Stock market price (the "VWAP") and (ii) the most recently published net asset value per share of Common Stock ("NAV")
  - If Common Stock is trading above NAV, Series L investors will be paid a premium to the Series L Stated Value since the number of shares of Common Stock received will be based on NAV per share (which is below the market value of Common Stock)
  - On the contrary, if CMCT is trading below or at NAV, Series L investors will receive shares of Common Stock equal to the Series L Stated Value based on the VWAP

1 Three conditions must be satisfied: (1) CMCT must declare a dividend on its Common Stock (if any) prior to the beginning of the year (the "Initial Dividend"), (2) CMCT must declare and pay (or set apart for payment) full cumulative dividends equal to the amount of all accumulated, accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods and (3) CMCT must pay dividends on Common Stock in an amount equal to or greater than the product of (i) the Initial Dividend multiplied by (ii) a fraction, the numerator of which is the number of quarters that have passed since the beginning of the year (including the current quarter) and the denominator of which is 4.

7
לאומי פרטנרס חתמים בע"מ, מרכז עזריאלי 5 (המגדל המרובע), קומה 36, דרך מנחם בגין 132 תל אביב 67025
www.leumipartners.com 5141290-03 פקס: 5141275-03
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I M P O R T A N T D I S C L O S U R E S Assets and Equity Under Management Assets Under Management (“AUM”) represents (i)(a) for real assets, the aggregate total gross assets (“GAV”) at fair value, including the shares of such assets owned by joint venture partners and co-investments, of all of CIM’s advised accounts (each an “Account” and collectively, the “Accounts”) or (b) for operating companies, the aggregate GAV less debt, including the shares of such assets owned by joint venture partners and co -investments, of all of the Accounts (not in duplication of the assets described in (i)(a)), plus (ii) the aggregate unfunded commitments of the Accounts, as of June 30, 2017 (“ Report Date”). The GAV is calculated in accordance with U.S. generally accepted accounting principles on a fair value basis (the “Book Value”) and generally represents the investment’s third-party appraised value as of the Report Date, or as of June 30, 2017, as adjusted further by the result of any partial realizations and quarterly valuation adjustments based upon management’s estimate of fair value, in each case through the Report Date other than as described below with respect to CIM REIT. The only investment currently held by CIM REIT consists of shares in CMCT; the Book Value of CIM REIT is determined by assuming the underlying as sets of CMCT are liquidated based upon management’s estimate of fair value. CIM does not presently view the price of CMCT’s publicly-traded shares to be a meaningful indication of the fair value of CIM REIT’s interest in CMCT due to the fact that the publicly-traded shares of CMCT represent less than 3% of the outstanding shares of CMCT and are thinly-traded. Equity Under Management (“EUM”) represents (i) the aggregate net asset value of the Accounts, plus (ii) the aggregate unfunded commitments of the Accounts . The net asset value of each Account is based upon the aggregate amounts that would be distributable (prior to incentive fee allocations) to such Account assuming a “hypothetical liquidation” of the Account on the date of determination, assuming that: (x) investments are sold at their Book Values; (y) debts are paid and other assets are collected; and (z) appropriate adjustments and/or allocations between equity investors are made in accordance with applicable documents, in each case as determined in accordance with applicable accounting guidance. Net Asset Value The estimated Net Asset Value (“NAV”) contained herein is CMCT’s pro forma NAV given effect to certain transactions that have not been completed. Accordingly, the NAV contained herein is different than the estimated NAV described in the S-11 and must not be treated as “Applicable NAV” for purposes of CMCT’s Series A Preferred Stock offering. The determination of estimated NAV involves a number of subjective assumptions, estimates and judgments that may not be accurate or complete. Further, different firms using different property-specific, general real estate, capital markets, economic and other assumptions, estimates and judgments could derive an estimated NAV that could be significantly different from our estimated NAV. Additionally, our estimated NAV does not give effect to changes in value, investment activities, capital activities, indebtedness levels and other various activities occurring after June 30, 2017 that would have an impact on our estimated NAV, other than the sale of assets that were sold or are under contract for sale as of October 24, 2017 (7083 Hollywood Boulevard, 800 North Capitol Street, 370 L’Enfant Promenade, 4200 Scotland Street and 47 E 34th Street) and the $65M of unsecured debt pay down made in August 2017. The estimated NAV per share of $22.28 was calculated by CIM Investment Advisors, LLC, relying in part on appraisals of our re al estate investments and the assets of our lending segment. The table sets forth the material items included in the calculation of our estimated NAV. We engaged various third party appraisal firms to perform appraisals of our real estate investments and the assets of our lending segment as of December 31, 2016. Except for t wo multifamily properties and three office properties that were sold or are under contract for sale as of October 24, 2017, the fair values of our investments in real estate were based on appraisals obtained as of December 31, 2016 plus capex additions, at cost, incurred thereafter. The fair values of our two multifamily properties and three office properties were based on actual proceeds received when the properties were sold, or expected proceeds to be received, based on purchase and sale agreements entered into with unrelated third parties. The fair values of the assets of our lending segment were based on an appraisal obtained as of December 31, 2016 plus loan activity, at cost, incurred thereafter. The December 31, 2016 appraisals were performed in accordance with standards set forth by the American Institute of Certified Public Accountants. Each of our appraisals was prepared by personnel who are subject to and in compliance with the code of professional ethics and the standa rds of professional conduct set forth by the certification programs of the professional appraisal organizations of which they are members. ($ in thousands, except for shares and per share amounts) (Unaudited) 1,585,823 72,080 (757,231) 29,795 (1,047) Investments in real estate - at fair value Loans receivable - at fair value Debt 1 Cash and other assets net of other liabilities Noncontrolling interests Redeemable Series A Preferred Stock Estimated NA V of portfolio Estimated NA V of assets sold or under contract for sale as of October 24, 2017 1 Estimated NAV available to common shareholders $ (7,050) 922,370 367,040 $ 1,289,410 Shares of Common Stock outstanding 57,875,848 Estimated NAV per share of Common Stock $ 22.28 1 Debt as of June 30, 2017. Excludes secured borrowings on government guaranteed loans, which are included with cash and other assets net of other liabilities. Excludes debt on 4200 Scotland Street ($28.9M) and 7083 Hollywood Boulevard ($21.7M), which were held for sale at June 30, 20 17, and are included with the Estimated NAV of assets sold or under contract for sale as of October 24, 2017. Debt is also adjusted for $65.0M of unsecured debt pay down made in August 2017. The estimated NAV of assets sold or under contract for sale as of October 24, 2017 represents the actual net proceeds from the sale of 7083 Hollywood Boulevard, 800 N Capitol, 47 E 34th Street and 370 L'Enfant Promenade and the estimated net proceeds from the sale of 4200 Scotland Street. 8 67025 132 ,36 5 5141275-03 : 5141290-03 www.leumipartners.comError! No document variable supplied. LEUMI PARTNERS UNDERWRITERS Guy Peled 03-5141290

Free Writing Prospectus

Filed Pursuant to Rule 433

Dated November 13, 2017

Registration Statement No. 333-218019

FREE WRITING PROSPECTUS

CIM Commercial Trust Corporation (the “Company” or “CMCT”) has filed a registration statement (including a prospectus) on Form S-11 (No. 333-218019) with the U.S. Securities and Exchange Commission (the “SEC”) and with the Israel Securities Authority (the “ISA”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC and the ISA for more complete information about the Company and the offerings. You may get these documents for free by visiting the Company’s website at http://investors.cimcommercial.com/index.cfm. Alternatively, Leumi Partners Underwriting Ltd will arrange for a prospectus to be sent to you if you request it by calling 972-3-5141290 or toll-free at 1-833-300-3008.

You may also access the prospectus for free on the SEC website at www.sec.gov at https://www.sec.gov/Archives/edgar/data/908311/000104746917006540/a2233623zs-11a.htm and on the Magna website at www.magna.isa.gov.il under the Company’s name.